EXHIBIT 4.2


                  Amendment to the Employee Stock Purchase Plan

1) Section 13 (a) of the plan has been amended, subject to shareholder approval, such that the maximum number of shares of the Company's Common Stock which shall be available for sale under the Plan shall be increased from 250,000 shares to 750,000 shares.














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